02 DEC 13 AM 9:10

Garanti

02060579

December 9, 2002

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

12g3-2 (b) filing number: 82-3636

In accordance with the Bank's Board of Directors' decision dated December 2, 2002 and numbered 2039, Garanti Bank purchased from Doğuş İnşaat ve Ticaret A.Ş. 6,210,600,000 Dogus Otomotiv Holding A.Ş. shares each having nominal value of TL 1000 against a total value of TL 107.52 trillion. As per the said share purchase, Garanti Bank owns 18.82% shares of Doğuş Otomotiv Holding A.Ş.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations

dlw 12/18

02 DEC 13 AM 9: 18

Garanti

December 9, 2002

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Dogus Insaat ve Ticaret A.S transferred 96,127,356,181 Garanti Bank non-trading shares, representing 6.07% of Garanti Bank's capital, each having a nominal value of TL 500 to Dogus Holding A.S. following the required Banking Regulation and Supervision Agency's permission dated November 6, 2002 and numbered BDDK.KYI/42/1/12515. The transfer of the said shares has been executed out off Istanbul Stock Exchange. The transferred shares has been recorded in the share book of Garanti Bank pursuant to the Bank's Board of Directors' decision dated 02.12.2002 and numbered 2039. As per the said share transfer, the participation of Dogus Holding A.S. in Garanti Bank increased to 55.08%, and the share of Dogus Insaat ve Ticaret A.S. declined to 9.50%.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations